INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

June 10, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”) on behalf of the FAMCO MLP & Energy Infrastructure Fund (the “Fund”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 9, 2013, regarding Amendment No. 342 under the Investment Company Act of 1940 to the Registrant’s Form N-1A registration statement with respect to the FAMCO MLP & Energy Infrastructure Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Amendment Number 383 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PRIVATE PLACEMENT MEMORANDUM (“PPM”)

Principal Investment Strategies

1.          The first sentence in the third paragraph states that “The Fund intends to limit its direct investment in MLP equity units to 25% of the Fund’s total assets”.  Please insert “no more than” before “25% of the Fund’s total assets”.

Response:   The sentence has been updated as follows: “The Fund intends to limit its direct investment in MLP equity units to no more than 25% of the Fund’s total assets”.

Common Stock of Energy Infrastructure Companies

2.         This paragraph states that “The Fund may increase its equity exposure to companies in the energy infrastructure sector by purchasing the common stock of entities that, in the Advisor’s opinion, are likely to perform similarly to MLPs because they generally own and operate energy infrastructure”.  Please disclose that these companies will not be included in the 80% test.

Response:  The Registrant confirms that these companies are actually included in the 80% test.  We believe the word “similarly” above may be misleading or confusing.

The statement under this paragraph has been revised to: “The Fund may increase its equity exposure to companies in the energy infrastructure sector by purchasing the common stock of entities that, in the Advisor’s opinion, are likely to perform the same as MLPs because they generally own and operate energy infrastructure”.

Buying Fund Shares

3.         The second paragraph states that “Requests to purchase or redeem shares of the Fund are processed at the net asset value of the shares next determined after receipt of the request in good order”.  Please clarify who should receive the request in good order.

Response:  The sentence has been updated as follows: “Requests to purchase or redeem shares of the Fund are processed at the net asset value of the shares next determined after receipt of the request in good order by the Fund’s transfer agent”.

4.	Please add disclosures on wire and check fees.

Response:  The Registrant has added the following disclosures on wire and check fees:

Wire transfers are subject to a $20 fee paid by the shareholder and your bank may charge a fee to receive wired funds.  Checks sent via overnight delivery are also subject to a $15 charge.

Payment of Redemption Proceeds

5.         The last sentence in the first paragraph states that “In all cases, proceeds will be processed within seven calendar days and sent to you after your redemption request has been received”.  The paragraph in the Statement of Additional Information (“SAI”) under “Purchase and Redemption of Fund Shares” states that “The Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three days to ensure a recent purchase made by check clears”.

Please make it consistent if it is seven days or three days.

Response:  We have revised the relevant disclosure in the PPM and the SAI to clarify that in certain specified instances, the Fund may delay the payment of proceeds by more than seven days.  The relevant disclosures have been revised as follows:

PPM:

You may redeem shares of the Fund at a price equal to the NAV next determined after the Fund’s transfer agent (the “Transfer Agent”) receives your redemption request in good order.  Generally, your redemption request cannot be processed on days the NYSE is closed.  All requests received in good order by the Transfer Agent before the close of the regular trading session of the NYSE (generally, 4:00 p.m. Eastern Time) will usually be sent to the bank you indicate or wired on the following day using the wire instructions on record.  Except as specified below, the Fund will process your redemption request and send your proceeds within seven calendar days after the Fund receives your redemption request.

If you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 business days while the Fund waits for the check to clear. Furthermore, there are certain times when you may be unable to sell Fund shares or receive proceeds.  Specifically, the Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven calendar days: (1) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (2) for any period during which an emergency exists affecting the sale of the Fund’s securities or making such sale or the fair determination of the value of the Fund’s net assets not reasonably practicable; or (3) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.

SAI:

The Fund reserves the right to refuse any purchase requests, particularly those that would not be in the best interests of the Fund or its shareholders and could adversely affect the Fund or its operations.  This includes those from any individual or group who, in the Fund’s view, is likely to engage in or has a history of excessive trading (usually defined as more than four round-trip transactions out of the Fund within a calendar year).  Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than seven calendar days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.  In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 days while the Fund waits for the check to clear.

Cost Basis Information

6.	Please consider moving the entire “Cost Basis Information” paragraph to the “Federal Income Tax Consequences” section.

Response:  The “Cost Basis Information” paragraph has been moved into the “Federal Income Tax Consequences” section.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies

7.         Update the title to include Risks – “Investment Strategies, Policies and Risks”.  In addition the disclosure under this section should distinguish by  principal investment strategies, policies and risks and other investment strategies, policies and risks.

Response:  The title has been updated to include “Risks” and the section has been sorted by principal and non-principal investment strategies, policies and risks.

Investment Company Securities

8.         Please confirm that the fund does not own unregistered funds.  In addition, please also confirm that acquired fund fees and expenses (AFFE) are included in the Fees and Expenses Table given the Fund’s disclosure that it may invest in other investment companies.

Response:  The Registrant confirms that the Fund does not own any unregistered funds.  The Registrant also confirms that AFFE is less than one basis point, and therefore the estimated AFFE has not been separately disclosed in the Fees and Expenses Table.

Futures and Options on Futures

9.         Please confirm that when the Fund segregates assets equal to the net amount owed under a futures contract, they are only for contracts that are required to be cash-settled.  The Fund must segregate assets equal to the notional value for those contracts that are not required to be cash settled.

Response:  The Registrant confirms that the Fund segregates net amounts only for those contracts that require cash settlement.  In addition, the Registrant has added the following disclosure:

“With respect to options and futures contracts that are cash settled, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the contracts (less any amounts the Fund has posted as margin), if any, rather than the full notional value.  In the case of options and futures contracts that are not cash settled, the Fund will set aside liquid assets equal to the full notional value of the contracts (less any amounts the Fund has posted as margin), while the positions are open.”

SWAP Agreements

10.       With respect to the sub-section entitled “SWAP Agreements,” acknowledge that the Fund has considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011, regarding derivatives-related disclosures by investment companies.

Response:  The Registrant has considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011.

Management of the Fund – Trustees and Officers

11.       Please disclose the three highest paid officers of the Fund pursuant to Item 17(c) of Form N-1A.

Response:  The officers of the Trust are not compensated by the Fund.  The Registrant has added the following clarifying disclosure: “Officers of the Trust are not compensated for their services by the Fund.”

Portfolio Managers - Compensation

12.       Please revise portfolio manager compensation disclosure in accordance with Instruction 3 to Item 20(b) of Form N1-A.

Response:  The Registrant has revised the disclosure as follows:

“Each bonus is discretionary and is approved by the Head of Asset Management of Advisory Research, Inc.  The bonus is based on the individual’s performance as well as the Advisor’s profitability.”

Portfolio Transactions and Brokerage

13.       Pursuant to Item 21(a) of Form N1-A, please state the reason(s) as to why the brokerage commissions paid by the Fund differed materially from those of the previous year.

Response:  The following disclosure has been added: “The increase in broker commissions for the fiscal year ended November 30, 2012, from the previous fiscal year was due to the following factors: (1) model changes in the portfolio, and (2) investments in options, which are generally more expensive to execute than other types of transactions.  The Fund  made no option trades for the fiscal year ended November 30, 2011.

Portfolio Holdings Information

14.       In the first paragraph on page B-38, please clarify the term “effective date” in the last sentence or use a different term.

Response:  The Registrant has revised the sentence to clarify that portfolio holding information provided will have at least a five-day lag as follows:

“….the Fund may make its portfolio holdings publicly available by making such information available to any person who calls the Fund’s toll-free number at 1-314-446-6747, with a five-day lag (e.g., information as of January 31 may be made available no earlier than February 5).”

Shareholder In-Kind Distributions

15.       Please indicate whether there is a provision in the confidentiality agreement with the shareholder to not trade based on the non-public portfolio holding information received.

Response:  The Registrant has added the following statement to the last sentence of the paragraph: “… and not to trade portfolio securities based on the non-public holding information.”

Purchase and Redemption of Fund Shares

16.       The second paragraph under this section states that “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets;  (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders; or (iv) to ensure a recent purchase made by check clears.”

Item (iv) above does not conform to Section 22(e) of the Investment Company Act of 1940, as amended.  Please revise item (iv) to clarify that the redemption request will only be postponed.

Response:  The statement has been revised to: “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than seven calendar days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets;  (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.  In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 days while the Fund waits for the check to clear.”

***

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing of the Amendment.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN
Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109